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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12b-25

                                                  Commission File Number 1-14603
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                                                         CUSIP Number: 615337102

                           NOTIFICATION OF LATE FILING

        (Check One):   Form 10-K   [X] Form 11-K   Form 20-F   Form 10-Q

 Form N-SAR
     For Period Ended: December 31, 2003
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 Transition Report on Form 10-K                Transition Report on Form 10-Q
 Transition Report on Form 20-F                Transition Report on Form N-SAR
 Transition Report on Form 11-K

     For the Transition Period Ended: __________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  The Advest Thrift Plan c/o The Advest Group, Inc.
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Former name if applicable
________________________________________________________________________________

Address of principal executive office (Street and number)
90 State House Square
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City, state and zip code  Hartford, CT  06103
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                                     PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Beginning with the calendar 2003 plan year, Prudential Insurance Company of America ("Prudential") became recordkeeper for the Advest Thrift Plan (the "Plan"). Previously, this service had been provided by ATR, Inc. In preparing the information with respect to self-directed accounts in the Plan required for financial reporting purposes, Prudential encountered unexpected difficulties in aggregating data. Although diligent efforts have been made to date, further time is required to complete the Plan financial statements for the 11-K filing.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          David A. Horowitz                         (860)     509-1000 ext. 2581
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               (Name)                            (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes       No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             The Advest Thrift Plan
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                             THE ADVEST GROUP, INC.

Date June 25, 2004                    By _______________________________________
     ---------------------            Name:  David A. Horowitz
                                      Title: Member ATP Administrative Committee

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